UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Wheels Up Experience Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

96328L 205

(CUSIP Number)

Peter W. Carter

Executive Vice President – External Affairs
Delta Air Lines, Inc.

1030 Delta Boulevard

Atlanta, GA 30354

(404) 715-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 21, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 96328L 205	SCHEDULE 13D
1	Names of Reporting Persons DELTA AIR LINES, INC.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) SC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 5,200,099
	8	Shared Voting Power 0
	9	Sole Dispositive Power 5,200,099
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,200,099
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 20.5%(1)
14	Type of Reporting Person (See Instructions) CO

_____________________

1 Percentage calculated on the basis of 25,376,094 shares of Class A Common Stock, $0.0001 par value (the “Class A Common Stock”), of Wheels Up Experience Inc. (the “Issuer”), outstanding as of August 4, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023, filed with the Securities and Exchange Commission (“SEC”) on August 14, 2023. Neither this percentage nor the shares listed above as being beneficially owned reflect Earnout Shares (as defined in the Issuer’s initial statement on Schedule 13D), which are issuable only upon the achievement of share price thresholds for Class A Common Stock that have not been satisfied.

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Explanatory Note

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D relates to the Issuer’s Class A Common Stock and amends and supplements the initial statement on Schedule 13D filed by the Reporting Person on July 22, 2021, as amended by Amendment No. 1 thereto (“Amendment No. 1”), filed by the Reporting Person on August 15, 2023 (as so amended, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings ascribed to them in the Schedule 13D. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by deleting the last paragraph of Item 4 of Amendment No. 1 and replacing it with the following:

“On August 8, 2023, the Reporting Person entered into a short term interim financing arrangement in the form of a secured promissory note (the “Original Note”) under which the Issuer has borrowed $15 million from the Reporting Person. The Original Note was subsequently amended by a First Amendment to the Secured Promissory Note, dated August 15, 2023 and a Second Amendment to the Secured Promissory Note, dated August 21, 2023 (as so amended, the “Secured Promissory Note”), pursuant to which the Reporting Person committed to fund additional principal amounts of $10 million and $20 million, respectively, which brought the total amount borrowed under the Secured Promissory Note to $45 million. Borrowings under the Secured Promissory Note mature on February 4, 2024 and bear interest at a rate of 10% per annum; provided, however, that upon the occurrence and during the continuance of an event of default, interest will accrue on the unpaid principal balance of the Secured Promissory Note, together with all other outstanding liabilities, interest, expenses, fees and other sums under the Secured Promissory Note, at the applicable rate plus an additional 2% per annum (the “Default Rate”). Any interest accruing at the Default Rate shall be payable on demand by the Reporting Person. Borrowings under the Secured Promissory Note are secured by certain unencumbered aircraft, intellectual property and other assets of the Issuer. The Secured Promissory Note contains representations and warranties and affirmative and negative covenants customary for secured financings of its type as well as customary events of default.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by replacing the first paragraph of Item 6 with the following:

“The responses of the Reporting Person to Items 2, 3, 4 and 5 of the Schedule 13D, as amended by this Amendment No. 2, are incorporated into this Item 6 by reference.”

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 29, 2023	DELTA AIR LINES, INC.

	By:	/s/ Peter W. Carter
Peter W. Carter
Executive Vice President – External Affairs

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